UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Wentworth II, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                               Timothy J. Keating
                          5251 DTC Parkway, Suite 1090
                           Greenwood Village, CO 80111
                                 (720) 889-0131
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 10, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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1.    Names of Reporting Persons.  I.R.S.  Identification  Nos. of above persons
      (entities only).
      Timothy J. Keating
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (a) |_|
                                                            (b) |_|
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3.    SEC Use Only

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4.    Source of Funds (See Instructions) (See item 3)       OO

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5.    Check if Disclosure  of Legal  Proceedings  Is Required  Pursuant to Items
      2(d) or 2(e)                                          |_|
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6.    Citizenship or Place of Organization                  U.S.A.

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Number of          7.   Sole Voting Power
Shares                                                      300,000
Beneficially       -------------------------------------------------------------
Owned by
Each               8.   Shared Voting Power
Reporting
Person With        -------------------------------------------------------------

                   9.   Sole Dispositive Power
                                                            300,000
                   -------------------------------------------------------------

                   10.  Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person 300,000

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12.   Check if the  Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
      Instructions)                                         |_|
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13.   Percent of Class Represented by Amount in Row (11)    50%

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14.   Type of Reporting Person (See Instructions)

            IN
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

ITEM 1.  SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Wentworth II, Inc., whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

      (a) The name of the reporting person is Timothy J. Keating (the "Reporting Person").

      (b) The business address of the Reporting Person is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is the Managing Member of Keating Securities, LLC located at 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111.

      (d) During the last five years the Reporting Person has not been convicted
      in  a  criminal  proceeding   (excluding  traffic  violations  or  similar
      misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person received 240,000 shares of Common Stock from the Issuer and Keating Investments, LLC as consideration for services. The Reporting Person received 60,000 shares of Common Stock as a gift from Kevin R. Keating.

ITEM 4. PURPOSE OF TRANSACTION.

None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person beneficially owns an aggregate of 300,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed June 9, 2006.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 300,000 shares of Common Stock owned by the Reporting Person.

      (c) The 300,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer, Keating Investments, LLC and Kevin R. Keating effective May 12, 2006.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 300,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 August 17, 2006

                                 TIMOTHY J. KEATING


                                 /s/ Timothy J. Keating
                                 ----------------------